UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Bold Eagle Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G2003N 105

(CUSIP Number)

Eli Baker

Managing Member

Eagle Equity Partners IV, LLC

955 Fifth Avenue

New York, NY 10075

(310) 209-7280

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2003N 105

1	Names of reporting persons Eagle Equity Partners IV, LLC
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,537,500(1)
	8	Shared voting power
	9	Sole dispositive voting power 7,537,500(1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 7,537,500(1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 23.17%(2)
14	Type of reporting person OO

(1)	Eagle Equity Partners IV, LLC holds (i) 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares”), of Bold Eagle Acquisition Corp. (the “Issuer”), of which an aggregate of up to 2,187,500 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, and which will automatically convert into the Issuer’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), immediately prior to, concurrently with or immediately following the consummation of the Issuer’s initial business combination or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading “Description of Securities—Founder Shares and Private Placement Shares” in the Issuer’s prospectus (File No. 333-282268) and (ii) 350,000 Class A ordinary shares acquired pursuant to the Private Placement Shares Purchase Agreement (as defined below).

(2)	Based on an aggregate of 25,350,000 Class A ordinary shares and 7,187,500 Class B ordinary shares issued and outstanding as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2024 (File No. 001-42385).

CUSIP No. G2003N 105

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Bold Eagle Acquisition Corp., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 955 Fifth Avenue, New York, NY 10075.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Eagle Equity Partners IV, LLC ( the “Sponsor” or the “Reporting Person”).

(b)	The business address of the Reporting Person is 955 Fifth Avenue, New York, NY 10075.

(c)	The principal business of the Sponsor is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering and to invest and hold securities of the Issuer. The managing members of the Sponsor are Harry Sloan, Eli Baker and Jeff Sagansky. Mr. Baker is the Chief Executive Officer and a member of the board of directors of the Issuer. Messrs. Sloan and Sagansky are the co-chairmen of the board of directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a limited liability company formed under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price for the Private Placement Shares (as defined below) was $3,500,000. In each case, the source of these funds was the working capital of the members of the Sponsor.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Founder Shares

On March 23, 2021, the Sponsor paid $25,000 to cover certain of Issuer’s offering and formation costs in exchange for 57,500,000 Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B ordinary shares” or the “Founder Shares”). On June 25, 2024, the Sponsor surrendered for no consideration 50,312,500 Founder Shares to the Issuer, resulting in the Sponsor holding an aggregate of 7,187,500 Founder Shares. Pursuant to the Letter Agreement, the Founder Shares include an aggregate of up to 937,500 Founder Shares that are subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full. In addition, pursuant to the Letter Agreement, the Sponsor agreed to surrender to the Issuer for no consideration, after the expiration of the underwriters’ over-allotment option, a number of Founder Shares equal to the number of Class A ordinary shares underlying the rights (the “Eagle Share Rights”) included in the units sold in the IPO. The Sponsor agreed to surrender 1,250,000 Founder Shares in respect of the Eagle Share Rights if the underwriters’ over-allotment option is not exercised and to surrender up to 1,437,500 Founder Shares in respect of the Eagle Share Rights if the underwriters’ over-allotment option is exercised in full. The Founder Shares will automatically convert into Class A ordinary shares immediately prior to, concurrently with or immediately following the consummation of the Issuer’s initial business combination (the “Business Combination”) or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading “Description of Securities—Founder Shares and Private Placement Shares” in the Issuer’s prospectus (File No. 333-282268).

In connection with a Business Combination with a combined company that has a pro forma equity value of $3 billion or greater, the Sponsor has agreed, pursuant to the Letter Agreement, to restructure the Founder Shares such that the fully vested Founder Shares held by the Sponsor immediately upon the consummation of such Business Combination will represent approximately 1% of such pro forma equity value of the pro forma combined company (not including any earnout or unvested shares which may be issued, granted, held, converted or otherwise provided in connection with the consummation of the Business Combination).

Private Placement Shares

Simultaneously with the closing of the IPO, on October 25, 2024, pursuant to a Private Placement Purchase Agreement (the “Private Placement Shares Purchase Agreement”), the Issuer completed the private sale of 350,000 Class A ordinary shares (the “Private Placement Shares”) at a purchase price of $10.00 per Private Placement Share, to the Sponsor, generating gross proceeds to the Issuer of $3,500,000. The Sponsor has agreed to purchase up to 37,500 additional Private Placement Shares to the extent the underwriters’ over-allotment option is exercised. The Private Placement Shares are identical to the Class A ordinary shares included in the units sold in the IPO, except that they may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of a Business Combination and are entitled to registration rights. For additional information, please see “Letter Agreement” and “Registration Rights Agreement” below.

The foregoing description of the Private Placement Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

In addition, the Sponsor may loan or make additional investments in the Issuer, although it is under no obligation to advance funds or invest in the Issuer. Any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to the Issuer in connection with the completion of the Business Combination. Such loans may be convertible into Private Placement Shares, at a price of $10.00 per share, at the option of the Sponsor.

Letter Agreement

The Sponsor, the Issuer’s officers and directors and the Issuer entered into a letter agreement dated October 23, 2024 (the “Letter Agreement”), pursuant to which they agreed to certain voting, lock-up, and redemption rights provisions described in more detail below.

Redemption Rights Waiver

Pursuant to the Letter Agreement, the Sponsor and the Issuer’s officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any other Class A ordinary shares included in the units sold in the IPO (the “public shares”) they may acquire during or after the IPO in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any public shares they may acquire during or after the IPO in connection with a shareholder vote to approve an amendment to amend the Issuer’s amended and restated memorandum and articles of association (the “Articles”) (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Issuer’s public shares if the Issuer does not complete the Business Combination within the Issuer’s completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Business Combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete the Business Combination within the Issuer’s completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fail to complete its Business Combination within the prescribed time frame and to liquidating distributions from assets outside the trust account, and (iv) not sell any of the Founder Shares, Private Placement Shares or any public shares owned by them to the Issuer in a tender offer undertaken by the Issuer if the Company seeks to consummate a Business Combination by engaging in a tender offer.

Voting Agreement

Further, pursuant to the Letter Agreement, the Sponsor has agreed to vote any of its Founder Shares and Private Placement Shares held by it and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of a Business Combination (except with respect to any such public shares which may not be voted in favor of approving the Business Combination transaction in accordance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended, and any U.S. Securities and Exchange Commission interpretations or guidance relating thereto).

Lock-up Agreement

Further, pursuant to the Letter Agreement, the Sponsor has agreed not to transfer, assign or sell any of the Founder Shares except to certain permitted transferees until the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Issuer consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities, or other property. The Sponsor has also agreed not to transfer, assign or sell any of the Private Placement Shares except to certain permitted transferees until 30 days after the completion of a Business Combination. Additionally, the Sponsor has agreed that it will not, without the prior consent of the IPO underwriters, transfer, enter into an arrangement to transfer or publicly announce an intent to transfer the Founder Shares, Private Placement Shares, or any public shares it holds, except to certain permitted transferees, commencing on the effective date of the underwriting agreement entered in connection with the IPO and ending 180 days after such date.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor and the other parties thereto, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register the Founder Shares, the Private Placement Shares, any ordinary shares held or acquired by the Sponsor prior to the consummation of the Business Combination, and any Private Placement Shares that may be issued as consideration for working capital loans described above. In addition, the Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Administrative Services Agreement

The Sponsor and the Issuer entered into an Administrative Services and Indemnification Agreement, dated October 23, 2024 (the “Administrative Services Agreement”), pursuant to which the Issuer agreed to pay an affiliate of the Sponsor $15,000 per month for office space and administrative services provided to members of the Issuer’s management team. The Issuer will cease paying these monthly fees upon completion of a Business Combination or the Issuer’s liquidation. Additionally, the Issuer will indemnify the Sponsor and its members, managers and certain other parties (collectively, “Sponsor Indemnitees”) from any claims arising out of or relating to the IPO or the Issuer’s operations or conduct of the Issuer’s business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of the Issuer’s activities or any express or implied association between the Sponsor Indemnitees, on the one hand, and the Issuer or any of its other affiliates, on the other hand. The Administrative Services Agreement provides that the Sponsor Indemnitees cannot access or seek recourse against the funds held in the Issuer’s trust account established for the benefit of the Issuer’s public shareholders.

Promissory Note

On March 21, 2021, the Issuer issued a promissory note to the Sponsor, pursuant to which the Issuer could borrow up to an aggregate principal amount of $300,000. On June 26, 2024, the Issuer and the Sponsor amended and restated such promissory note (the “Amended and Restated Formation and Regulatory Expenses Promissory Note”), increasing the amount that the Issuer may borrow thereunder to $600,000. The Amended and Restated Formation and Regulatory Expenses Promissory Note is non-interest bearing and payable on the earlier of the completion of the Business Combination or on the Issuer’s liquidation. As of the closing of the IPO, the Issuer had $542,975 outstanding under the Amended and Restated Formation and Regulatory Expenses Promissory Note.

On June 26, 2024, the Issuer issued a second promissory note (the “Initial Public Offering Promissory Note”) to the Sponsor, pursuant to which the Issuer may borrow up to an aggregate principal amount of $400,000. The Initial Public Offering Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2024 or (ii) the completion of the IPO. In connection with the closing of the IPO, the Initial Public Offering Promissory Note was repaid in full.

Plans or Proposals

The Class A ordinary shares and Founder Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of ordinary shares of the Issuer from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares of the Issuer held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above.

Except for the foregoing, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential Business Combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a Business Combination, purchasing additional ordinary shares and/or rights, selling some or all of its ordinary shares and/or rights, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Person may introduce the Issuer to potential candidates for a Business Combination, or propose one or more Business Combinations with potential candidates, which may include candidates that are affiliates of the Reporting Person or in which the Reporting Person otherwise has an equity or other interest. The Reporting Person may purchase the Issuer’s ordinary shares and/or rights in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s Business Combination. The purpose of any such purchases of shares could be to increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of the Issuer’s ordinary shares may result in the completion of a Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of the Class A ordinary shares may be reduced and the number of beneficial holders of the Issuer’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the Class A ordinary shares on a national securities exchange.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter Agreement, dated October 23, 2024, among Bold Eagle Acquisition Corp., Eagle Equity Partners IV, LLC and each of the officers and directors of Bold Eagle Acquisition Corp. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 25, 2024).
2	Registration Rights Agreement, dated October 23, 2024, among Bold Eagle Acquisition Corp., Eagle Equity Partners IV, LLC and the holders signatory thereto (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 25, 2024).
3	Private Placement Shares Purchase Agreement, dated October 23, 2024, between Bold Eagle Acquisition Corp. and Eagle Equity Partners IV, LLC (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed October 25, 2024).
4	Administrative Services and Indemnification Agreement, dated October 23, 2024, between Bold Eagle Acquisition Corp. and Eagle Equity Partners IV, LLC. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed October 25, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2024

EAGLE EQUITY PARTNERS IV, LLC

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Managing Member